21002079

SION

| SEC FILE NUMBER |
| --- |
| 8-66471 |

SEC
Mail Processing
Section
MAR 03 2021
Washington DC
415

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

| New York | NY | 10019 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Ferraro (212) 993-7350
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Industrial and Commercial Bank of China, Financial Services LLC**
**(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)**
**Table of Contents**

This report ** contains (check all applicable boxes):



**These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.**

# INDUSTRIAL AND COMMERCIAL BANK OF CHINA
# FINANCIAL SERVICES LLC
# (A WHOLLY OWNED SUBSIDIARY OF INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED)

**Statement of Financial Condition**

**DECEMBER 31, 2020**

**(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)**

**Filed as PUBLIC information pursuant to subparagraph (e)(3) of Rule 17a-5.**

# Industrial and Commercial Bank of China Financial Services LLC
## (A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
## Index to Statement of Financial Condition
## December 31, 2020

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Industrial and Commercial Bank of China Financial Services LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
March 1, 2021

## Industrial and Commercial Bank of China Financial Services LLC
### (A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
### Statement of Financial Condition
### December 31, 2020

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 13,332,042 |
| Securities purchased under agreements to resell, net | | 17,798,030,099 |
| Securities borrowed | | 4,263,017,872 |
| Deposits with clearing organizations | | 165,468,420 |
| Receivables: | | |
| Customers | | 57,242,683 |
| Broker-dealers and clearing organizations | | 204,442,819 |
| Secured demand note receivable | | 500,000,000 |
| Interest and dividends receivable | | 676,860 |
| Right of use asset | | 22,116,140 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $24,410,778 | | 2,343,977 |
| Securities received as collateral | | 82,766,253 |
| Other assets | | 33,745,607 |
| Total assets | $ | 23,143,182,772 |
| **Liabilities and Member's Capital** | | |
| Liabilities: | | |
| Short term borrowings | $ | 225,000,000 |
| Securities sold under agreements to repurchase, net | | 20,137,865,844 |
| Securities loaned | | 1,587,715,248 |
| Payables: | | |
| Customers | | 193,910,690 |
| Broker-dealers and clearing organizations | | 274,373,721 |
| Lease liability | | 22,116,140 |
| Deferred tax liability | | 2,338,537 |
| Interest and dividends payable | | 1,544,584 |
| Obligation to return securities | | 82,766,253 |
| Other liabilities | | 13,828,984 |
| | | 22,541,460,001 |
| Borrowings subordinated to claims of general creditors | | 500,000,000 |
| Member's capital | | 101,722,771 |
| Total liabilities and member's capital | $ | 23,143,182,772 |

The accompanying notes are an integral part of the Statement of Financial Condition

## (1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

## (2) Significant Accounting Policies

### (a) *Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### (b) *Cash and Cash Equivalents*

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less. The Company maintains amounts due from banks which, at times, exceed federally insured limits.

### (c) *Receivable from and Payables to Customers and Broker-dealers and Clearing Organizations*

Receivables from customers and broker-dealers and clearing organizations and Payables to customers and broker-dealers and clearing organizations include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the Statement of Financial Condition. Customer transactions that are failed to be received or delivered are recorded in Receivables from and Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customer and broker-dealer in the Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, positions related to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the

liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a client default. The Company may request additional margin collateral from clients, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

At December 31, 2020, cash and securities of $165,468,420 and $82,766,253, respectively, were deposited with clearing organizations. Additionally, securities of $260,725,330 were segregated under federal and other regulations. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are primarily sourced from Reverse repurchase agreements and Securities borrowed in the Company's Statement of Financial Condition.

### *(d) Income Taxes*

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files federal tax returns on a stand-alone basis and is included in the combined New York State and City Article 9A return with the Parent and its affiliates. Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an intercompany payable/receivable for any current state and local tax expenses. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

### *(e) Collateralized Transactions*

#### (i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, the majority of reverse repurchase agreements are recorded at contractual amounts which approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with

the same counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell and Securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

The Company uses data from its primary pricing vendor in establishing the daily fair value of securities collateral; while data from a secondary pricing vendor serves as a verification control.

**(ii) Securities Borrowed and Loaned Transactions**

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities to collateralize securities borrowed transactions, and will receive cash or securities to collateralize securities loaned transactions. Cash collateral transactions are recorded at their contracted amount (the amount of cash collateral advanced or received). The Company also enters into securities borrow transactions where the collateral delivered or received is other securities (security-for-security transactions). The Company's accounting policy is to record a balance sheet gross-up entry for security-for-security finance transactions, when the Company is legally the "lender" included within securities received as collateral and obligation ot return securities on the Statement of Financial Condition.

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebates earned or paid on securities borrowing or lending transactions are shown in the caption Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

***(f) Fair Value of Financial Instruments***

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities borrowed and securities purchased under agreements to resell. Similarly, the Company's short-term liabilities, such as securities loaned and securities sold under agreements to repurchase, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value.

*(g)* ***Derivative Instruments***

The Company facilitates and enters into contingent and forward starting repurchase agreements with the clients and third parties that settle at a future date, generally within three business days. The Company accounts for these transactions as forward contracts.

In addition, the Company facilitates forward mortgage-backed securities transactions for its clients. For the contracts where the Company acts as a principal prior to settlement date the Company accounts for these transactions as forward contracts.

*(h)* ***Foreign Currencies***

The Company has cash on deposit with banks, as well as receivables and payables to customers and counterparties, denominated in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2020.

*(i)* **Leases (ASC 842)**

The Company recognizes leases with terms exceeding one year in the Statement of Financial Condition as Right of use (ROU) asset, representing the right to use the underlying asset for the lease term, and a Lease liability, representing the liability to make lease payments. See Note 13 for lease disclosures.

*(k)* **Accounting Developments**

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company has evaluated the impact of the CARES Act and has filed a refund claim to carryback NOLs generated in prior years.

## (3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

| | As of December 31, 2020 | |
|---|---|---|
| | **Assets** | **Liabilities** |
| (in millions) | **Securities purchased under agreements to resell** | **Securities sold under agreements to repurchase** |
| **Amounts included in the Statement of Financial Condition** | | |
| Gross carrying value | $ 31,164 | $ 33,504 |
| Counterparty netting | (13,366) | (13,366) |
| | $ 17,798 | $ 20,138 |

| (in millions) | **Stock Borrow** | **Stock Loan** |
|---|---|---|
| **Amounts included in the Statement of Financial Condition** | | |
| Gross carrying value | $ 4,263 | $ 1,588 |
| Counterparty netting | - | - |
| Net | $ 4,263 | $ 1,588 |

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA".

| **December 31, 2020** (in millions) | **Net amount included on the Statement of Financial Condition** | **Financial Instruments Collateral (1)** | **Net Exposure** |
|---|---|---|---|
| **Financial assets subject to enforceable MNA (1)** | | | |
| Securities borrowed | $ 4,263 | $ 4,190 | $ 73 |
| Securities purchased under agreements to resell, net | 17,798 | 17,798 | - |
| **Total** | $ 22,061 | $ 21,988 | $ 73 |
| **Financial liabilities subject to enforceable MNA** | | | |
| Securities loaned | $ 1,588 | $ 1,552 | $ 36 |
| Securities sold under agreements to repurchase | 20,138 | 20,130 | 8 |
| **Total** | $ 21,726 | $ 21,682 | $ 44 |

(1) The total amount reported in financial instruments collateral is limited to the amount of the related instruments presented in the Statement of Financial Condition and therefore any over-collateralization of these positions is not included.

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

| | At December 31, 2020 | | | | |
|---|---|---|---|---|---|
| | Remaining Contractual Maturity (In Millions) | | | | |
| | Overnight or Continuous | Less than 30 days | 30-90 days | Over 90 days | Total |
| Repurchase Agreements (2) | $ 32,041 | $ 1,133 | $ 330 | $ - | $33,504 |
| Securities Loaned | 1,588 | - | - | - | 1,588 |
| Gross amount of secured financing included in the above offsetting disclosure | $ 33,629 | $ 1,133 | $ 330 | $ - | $35,092 |

(2) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

| Secured Financing by the Class of Collateral Pledged (in millions) | | At December 31, 2019 |
|---|---|---|
| Securities sold under agreement to repurchase (3) | | |
| U.S. government and agency securities | $ | 33,502 |
| State and municipal securities | | - |
| Asset - backed securities | | - |
| Corporate and other debt | | 2 |
| Corporate equities | | - |
| Other | | - |
| Total Securities sold under agreement to repurchase | $ | 33,504 |
| Securities loaned | | |
| U.S. government and agency securities | $ | - |
| State and municipal securities | | - |
| Asset - backed securities | | - |
| Corporate and other debt | | - |
| Corporate equities | | 1,588 |
| Other | | - |
| Total Securities loaned | $ | 1,588 |

(3) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2020, the Company obtained via either secured borrowings or reverse repurchase agreements securities with a fair value of $35,982,675,297, of which approximately $35,047,632,182 have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

At December 31, 2020, the Company had non-cash securities lending agreements where the Company was legally the Lender. The Company has transferred assets accounted for as financing, and received (U.S. equities) as collateral. The fair value of the collateral received is recorded in the Statement of Financial Condition as "Securities received as collateral" and "Obligation to return collateral" in the amount of $82,766,253.

## (4) Derivative Instruments

The Company enters into contingent and forward starting reverse repurchase and repurchase agreements (agreements that have an extended settlement term) that are primarily secured by collateral from U.S.

government securities. At December 31, 2020, the Company had reverse repurchase and repurchase agreements of $9,419,119,000 and $274,963,000, respectively, that had an immaterial fair value.

The Company enters into forward settlement US agency mortgage-backed securities (transactions with an extended settlement term). At December 31, 2020, the Company had buy and sell transactions of $3,973,150,000 and $4,865,925,000, respectively, that had an immaterial fair value.

### (5) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, for intangible assets not subject to amortization, the Company evaluates on an annual basis whether the fair value is greater than the carrying value of such assets. If the carrying amount of such assets exceeds the fair value on the undiscounted cash flows expected to be generated, an impairment loss is recognized in an amount equal to that excess. The Company has concluded that the fair value is greater than the carrying amounts of such assets. Intangible assets not subject to amortization consisting of customer relationships amounted to $8,480,450 at December 31, 2020, and are included in Other assets in the Statement of Financial Condition.

### (6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020 consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 166,312,834 | $ 211,150,835 |
| Receivable from and payable to clearing organizations | 37,188,448 | 144,513 |
| Receivable from and payable to broker-dealers | 941,537 | 63,078,373 |
| | $ 204,442,819 | $ 274,373,721 |

### (7) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment and leasehold improvement costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2020:

| | | |
|---|---|---|
| Furniture, equipment, and software | $ | 17,305,383 |
| Leasehold improvement | | 9,449,372 |
| | | 26,754,755 |
| Less: Accumulated depreciation and amortization | | (24,410,778) |
| | $ | 2,343,977 |

## (8) Related Party Transactions

In order to benefit from infrastructural cost savings, the Company shares some of the same resources with the Parent and certain affiliates as defined by service agreements.

At December 31, 2020, included in Other liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $1,350,027 related to subordinated borrowings and line of credit.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local tax expenses. At December 31, 2020, this payable amounted to $1,653,080 and was included in Other liabilities in the Statement of of Financial Condition.

An affiliate subleased space from the Company and paid the Company rent during 2020.

The Company has a committed line of credit arrangement with the Parent in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expires on September 18, 2021. In addition, the Company has entered into an additional committed line of credit arrangement with the Parent in the amount of $200,000,000 and the agreement expires on November 15, 2023. During the year and as of December 31, 2020, there were no borrowings outstanding under those agreements.

The Company also has an uncommitted short term money market lending facility available for up to $500,000,000 with the Parent, providing overnight funds at market rates. As of December 31, 2020, there was $200,000,000 and $25,000,000 or $225,000,000 outstanding. The interest rates on those borrowings were 0.34% and 0.30% respectively at December 31, 2020. Amounts borrowed under the facility are unsecured. The average balance outstanding was $127,671,703 at a weighted average rate of 0.97%.

The Company also has an uncommitted intra-day money market loan facility with the Parent, providing for intra-day loans up to $1,000,000,000. The interest rate on this borrowing was 0.10% at December 31, 2020. The average balance drawn was $300,000,000 at a weighted average rate of 0.10%. As of December 31, 2020, there were no borrowings outstanding under the above agreement.

During the year, the Company transacted reverse repurchase and repurchase agreements with the Parent and affiliates. As of December 31, 2020, there was $77,091,559 repurchase agreements outstanding with the Parent and affiliates with a weighted average interest rate of 0.34% as of December 31, 2020. As of December 31, 2020, there was no reverse repurchase agreements outstanding with the Parent and affiliates. During the year, the average balance of reverse repurchase agreements was $99,404,681 with a weighted

average interest rate of 0.01%. During the year, the average balance of repurchase agreements was $87,920,238 with a weighted average interest rate of 0.05%.

In addition, the Company has subordinated borrowing agreements with the Parent. Please refer to Note 10 for details.

## (9) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation.

## (10) Borrowings Subordinated to Claims of General Creditors

The Company has three subordinated borrowing agreements and associated secured demand notes receivable with the Parent as follows:

| Nominal | Market Value (1) | Maturity | Interest Rate |
|---|---|---|---|
| 100,000,000 | $ 114,403,829 | 10/15/2022 | 0.20% |
| 300,000,000 | 327,515,525 | 9/30/2023 | 0.20% |
| 100,000,000 | 121,220,327 | 8/30/2022 | 0.20% |
| 500,000,000 | $ 563,139,681 | | |

(1) Market Value represents Fair Market Value of securities securing the demand notes.

The borrowings have been approved by FINRA and are available in computing net capital under SEC Rule 15c3-1. These borrowings are subordinated to the claims of general creditors and, to the extent they are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## (11) Income Taxes

The Tax Cuts and Jobs Act (TCJA), enacted on December 22, 2017, significantly revised U.S. corporate income tax law by, among other things, reducing the corporate income tax rate to 21%, and implementing a modified territorial tax system that includes a one time transition tax on deemed repatriated earnings of foreign subsidiaries; imposes a minimum tax on GILTI and an alternative base erosion and anti-abuse tax ("BEAT") on U.S. corporations that make deductible payments to non-U.S. related persons in excess of specified amounts; and broadens the tax base by partially or wholly eliminating tax deductions for certain

historically deductible expenses. The Company has reflected the impact of the 2017 TCJA in the financial statements. The Company continues to monitor the impact of the TCJA as additional regulations and formal guidance are provided.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets at December 31, 2020, were $190,927, comprised of $8,462,496 of gross deferred tax liabilities and $8,653,423 of gross deferred tax assets. Deferred taxes of $2,529,464 were reported in other assets, and deferred tax liabilities of $2,338,537 were in deferred tax liabilities on the Statement of Financial Condition. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets. Deferred tax assets relate principally to Deferred compensations. In addition, the total Deferred tax asset and liability include an equal and offsetting Deferred tax asset of $6,123,959 and Deferred tax liability of $6,123,959, which are attributed to lease liabilities and Right of use assets. Federal taxes receivable of $20,156,050 and intercompany state taxes payable of $1,653,080 are included in Other assets and Other liabilities, in the Statement of Financial Condition.

The Company believes it is more-likely-than-not that the Company will realize the benefits of the gross deferred tax assets taken into account the scheduled reversal of deferred tax liabilities and projected future taxable income over the period in which the deferred tax assets become deductible.

As of December 31, 2020, the Company had no unrecognized tax benefits or related accrued interest and penalties. The Company's policy is to account for interest and penalties as a component of Income tax expense.

The Company is not currently under audit for any federal or state income tax returns. The ICBC combined tax group in which the Company is a member, is currently under NYS and NYC audit for tax years 2015 and 2016.

The earliest taxable year that the Company is subject to Federal tax examination is 2017.

## (12) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net capital of $537,309,030 which was $535,809,030 in excess of required net capital of $1,500,000.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2020, the Company's Customer reserve computation indicated $146,224,491 reserve requirement. At December 31, 2020, the Company had qualified securities in the amount of $183,150,229 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2020, the Company's PAB reserve computation indicated $48,849,048 reserve requirement. At December 31, 2020, the Company had qualified securities in the amount of $77,575,101 segregated in its PAB reserve account.

## (13) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

### Leases

In accordance with ASC 842, *Leases* the Company has recorded on its Statement of Financial Condition a lease liability and a right of use asset.

Under ASC 842-10-65-1 the Company elected a package of transition expedients that allows the Company to forgo reassessing certain conclusions reached under legacy GAAP. All expedients in this package were applied together for all leases that commence before the effective date of ASC 842. In transitioning to ASC 842, the Company did not assess:

1. Whether any expired or existing contracts are leases or contain leases under ASC 842

2. Classification of any expired or existing leases under ASC 842

3. Whether unamortized initial direct costs for existing leases meet the definition of initial direct costs under ASC 842

The Company leases office space and a disaster recovery site which are both accounted for as operating leases. As of December 31, 2020, the Company recorded an aggregate lease liability in the amount of $22,116,140, including its primary office lease of $21,057,999 and its disaster recovery site lease of $1,058,141.

In April 2020, the Company renewed its office space lease for additional 5 years, with the new expiration date of April 2026. In April, the Company remeasured it office space lease liability and the related right of use asset using the Company's incremental borrowing rate of 2.27%. At December 31, 2020, the Company recorded a lease liability of $21,057,999 associated with its office space, consisting of the total undiscounted lease payments of $22,439,233 less imputed interest of $1,381,214.

The Company's disaster recovery site lease commenced in October 2020 and expires in January 2023. At December 31, 2020, the Company recorded a lease liability of $1,058,141 associated with its disaster recovery site using a discount rate of 1.36%. This consists of total undiscounted lease payments of $1,073,780 less imputed interest of $15,658.

Future minimum lease payments during the next six years at December 31, 2020 are as follows:

| Year | Gross Amount |
|---|---|
| 2021 | 3,833,890 |
| 2022 | 4,927,904 |
| 2023 | 4,455,432 |
| 2024 | 4,412,480 |
| 2025 | 4,412,480 |
| 2026 | 1,470,827 |
| | 23,513,013 |

Occupancy lease agreements, in addition to base rentals, generally provide for operating expense escalations resulting from increased assessments for real estate taxes and other charges. Also, in accordance with the lease agreement, the Company deposited a new letter of credit with the landlord in the amount of $1,300,000 as security.

The Company may be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses and, as a result, may incur fines, penalties or damages awarded against the Company, as well as settlements the Company may make to resolve a matter, and legal costs incurred to defend the Company.

The Company regularly consults external legal counsel to evaluates each legal proceeding and claim on a case-by-case basis to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with FASB ASC 450, *Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2020, the Company is not aware of any outstanding contingencies that requires accrual or disclosure.

## (14) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions. See below for additional details. The Company monitors exposure to individual counterparties and securities for concentrations above approved limits. There were no concentrations as of December 31, 2020.

In May 2019 the Company claimed an event of default under the terms of the Master Repurchase Agreement with one of its counterparties and under ASC 860-30-25-5, the Company derecognized its reverse repurchase transaction and related credit loss reserve and recorded the collateral that consisted of interest only securities (I/O) guaranteed by Government National Mortgage Association (GNMA) as securities owned at fair value on the Statement of Financial Condition. At that time the Company elected to net the interest and security paydown payments received from the securities and mark-to-market gains/losses together within other income in the financial statements.

On October 20, 2020, the Company sold the securities collateral it received from the defaulted reverse repurchase transaction previously classified as securities owned.

## (15) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 1, 2021, the date the financial statements were available to be issued. No matters were identified which would require recognition or disclosure in the consolidated financial statements.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Industrial and Commercial Bank of China Financial Services LLC:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's capital, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II-A, II-B and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II-A, II-B and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
March 1, 2021